ARKEMA

January 22nd, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : "Arkema and Essar announce the signing of a Memorandum of Understanding for the production of acrylic acid in India"

ARKEMA

ESSAR

Press release

Paris, January 22nd, 2007

Arkema and Essar announce the signing of a Memorandum of Understanding for the production of acrylic acid in India.

Arkema, a leading French chemical company and Essar Chemicals Ltd., part of India's Essar Group, have announced the signing of a Memorandum of Understanding to study the feasibility of a 50/50 joint venture in India for the production and commercialization of acrylic acid and esters.

For Arkema, this will be in line with its strategy to further develop its acrylics business especially in fast growing regions. For Essar, the venture would signify adding value to streams coming out of its world-class oil refinery recently commissioned in India.

The new world-scale production plant would come on stream in 2010. It would be located at Vadinar in Gujarat Province on India's Northwest coast, downstream from the recently commissioned Essar refinery, using propylene as feedstock.

"This unit should be the first acrylic acid plant to be built in India and would serve the fast growing acrylics market in this part of the world. Its location would be ideal to supply both the Indian and the Asian markets", comments Henri Dugert, Group President of Arkema's Acrylics Business Unit.

General Announcement
Reference No O&-070105-65640

Submitting Merchant Bank	:	**K & N KENANGA BHD**
Company Name	:	**SILVERSTONE CORPORATION BERHAD**
Stock Name	:	**SILSTON**
Date Announced	:	**05/01/2007**

Type	:	**Announcement**
Subject	:	**SILVERSTONE CORPORATION BERHAD ("SCB" OR THE "COMPANY")**
		APPEAL ON THE REJECTION OF THE COMPANY'S APPLICATION FOR EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 8.14C(2) AND PRACTICE NOTE NO. 17/2005 OF BURSA MALAYSIA SECURITIES BERHAD'S LISTING REQUIREMENTS

Contents :

We refer to the announcement dated 29 December 2006 made by SCB in relation to Bursa Malaysia Securities Berhad's ("**Bursa Securities**") rejection on the Company's application for an extension of time to submit a regularisation plan to the relevant authorities for approval ("**Rejection**").

K & N Kenanga Bhd, on behalf of the Board of Directors of SCB, hereby announce that the Company had on 5 January 2007 submitted an appeal to Bursa Securities in respect of the Rejection ("**Appeal**") and Bursa Securities had vide its letter dated 5 January 2007 informed the Company that the suspension of the securities of the Company on 12 January 2007 and the commencement of de-listing procedures will be deferred pending the decision of the Appeal.

This announcement is dated 5 January 2007.

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

29 December 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re: Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 29 December 2006, Re: Silverstone Corporation Berhad - Application for extension of time to comply with paragraph 4.1 of Practice Note No. 17/2005 ("PN17") of the Listing Requirements of Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully,
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 29/12/2006 05:02:55 PM
Reference No SC-061229-1B403

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

APPLICATION FOR EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 4.1 OF PRACTICE NOTE NO. 17/2005 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("PN 17")

* **Contents :-**

We refer to the announcements dated 8 May 2006 and 9 May 2006 in relation to the classification of the Company as an affected listed issuer pursuant to PN 17 whereby, the Company is required to submit a regularisation plan to the relevant authorities for approval within eight months from 8 May 2006 i.e. by 7 January 2007.

The Company had on 26 December 2006 sought an extension of time from 8 January 2007 to 31 May 2007 for the Company to submit a regularisation plan to the relevant authorities ("Proposed Extension").

Bursa Malaysia Securities Berhad ("Bursa Securities") had vide its letter dated 28 December 2006 rejected the Proposed Extension ("Rejection"). Pursuant to Paragraph 8.14C of the Listing Requirements of Bursa Securities, a suspension shall be imposed on the trading of the listed securities of the Company with effect from 9.00 am Friday, 12 January 2007 and de-listing procedures shall be commenced against the Company.

In respect of the above, the Company will be making an appeal to Bursa Securities on the Rejection.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

29 DEC 2006